The Annual Meeting of Shareholders for the Fund was held on September 16, 2013 (the "meeting"). At the meeting, Trustees James A. Bowen and Robert F. Keith were elected as Class III Trustees for a three-year term expiring at the Fund's annual meeting of shareholders in 2016. The number of votes cast in favor of Mr. Bowen was 24,020,971, the number of votes cast against Mr. Bowen was 0, and the number of abstentions was 341,728. The number of votes cast in favor of Mr. Keith was 24,008,119, the number of votes cast against Mr. Keith was 0, and the number of abstentions was 354,580. Richard E. Erickson, Thomas R. Kadlec and Niel B. Nielson are current and continuing Trustees. Messrs. Erickson and Kadlec are currently the Class I Trustees of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2014. Mr. Nielson is currently the Class II Trustee of the Fund for a term expiring at the Fund's annual meeting of shareholders in 2015.